SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of October, 2004

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: November 1, 2004	By:	/s/ Al Bulckaert [Print] Name: Al Bulckaert Title: Chief Executive Officer

For Immediate Release

FEDERAL CREOSOTE OU III UPDATE

Oakville, Ontario, October 19th, 2004 — Bennett Environmental Inc. is providing this press release in response to certain media reports with respect to a proposed 95% engineering design from the US Environmental Protection Agency (US EPA) for the Federal Creosote Operable Unit III (OU III)

The media reports have indicated that the US EPA has estimated, under its current proposal for OU III, approximately 100,000 tons for disposal with 25% to 30% requiring thermal treatment. Reports indicate that, under the current US EPA proposal, the footprint of the Rustic Mall retail buildings would not be excavated. However, the Manville, New Jersey Borough Council is considering a “mixed use” redevelopment plan and if the plan is approved by the Council the US EPA would be compelled to excavate an additional volume of soil.

The final determination of soil requiring excavation and thermal treatment is still pending.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert or Andy Boulanger at the Oakville office (905) 339-1540.

Notes regarding forward-looking information

This news release includes statements about expected future events and/or financial results that are forward looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of various factors, many of which are beyond the Company’s control. Discussions of the various factors that may affect future results are contained in the Company’s filings with the Securities and Exchange Commission and Ontario Securities Commission.

Bennett Environmental
Press Release

For Immediate Release

Bennett Environmental Invites You to Join Its
Third Quarter 2004 Results Investor Call

Oakville, Ontario, October 26th, 2004 - Bennett Environmental Inc., a North American leader in the high temperature treatment of contaminated soils, invites you to listen to its conference call via a live teleconference or webcast on Tuesday, November 2nd, 2004 at 14:00 Eastern Time. In conjunction with Bennett Environmental’s third quarter 2004 earnings release, senior management will discuss the quarter’s financial and operating results.

Date:	Tuesday, November 2nd, 2004

Time:	14:00 Eastern Time

Dial In Number:	1-877-563-8311

Website:	http://www.bennettenv.com/cgi/investor

If you are unable to participate in the live teleconference, a rebroadcast will be made available on Bennett Environmental’s website.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert or Andy Boulanger at the Oakville office at (905) 339-1540.

Bennett Environmental
Press Release